SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                 Amendment No. 6
                                    --------
                        Gyrodyne Company of America, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                          Common Stock, $1.00 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    403820103
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Elchanan Maoz
                                 Platinum House
                               21 Ha'arba'a Street
                                 Tel Aviv, 64739
                                     Israel
                               Tel: 972-3-6858555
                               Fax: 972-3-6858557


                              Guy N. Molinari, Esq.
                                Heller Ehrman LLP
                                 7 Times Square
                                Time Square Tower
                               New York, NY 10036
                                 (212) 832-8300
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 20, 2005
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Kellogg Capital Group, LLC
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)x  (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    BD
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kellogg Group, LLC
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) x (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    OO
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles K. Kellogg
--------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) x   (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.A.
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
--------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1. NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Lee  Kellogg
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) x   (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           U.S.A.
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    61,772
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    61,772
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    61,772
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.1%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Everest Special Situations Fund L.P.
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) x  (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30, 524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    PN
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Maoz Everest Fund Management Ltd.
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) x   (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Israel
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0
----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30,524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    CO
---------------------------------------------------------------

CUSIP No. 403820103
---------------------------------------------------------------
   1    NAME OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elchanan Maoz
---------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) x   (b)
---------------------------------------------------------------
   3    SEC USE ONLY
---------------------------------------------------------------
   4    SOURCE OF FUNDS*
                    N/A
----------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Israel
----------------------------------------------------------------
   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
----------------------------------------------------------------
   7    SOLE VOTING POWER
                    0
----------------------------------------------------------------
   8    SHARED VOTING POWER
                    30,524
----------------------------------------------------------------
   9    SOLE DISPOSITIVE POWER
                    0

----------------------------------------------------------------
   10      SHARED DISPOSITIVE POWER
                    30,524
---------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                    30,524
---------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                 SHARES*
---------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    2.5%
---------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                    IN
---------------------------------------------------------------

Introduction: As further described in this Amendment No. 6 to this Schedule 13D, Everest Special Situations Fund L.P. ("Everest") and Kellogg Capital Group, LLC ("Kellogg") in the aggregate beneficially own approximately 7.6% of the Common Stock of Gyrodyne Company of America, Inc. (the "Issuer").

The Reporting Persons identified herein are filing this amendment to disclose the correspondence with the Issuer dated May 17, 2005 pursuant to which Kellogg submitted a proposal under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, for inclusion in management's proxy statement for the next annual meeting (the "Proposal"). The Proposal reflects the Reporting Persons' continued interest in maximizing shareholder value for the Company's shareholder and requested that the Issuer promptly engage an investment bank to pursue a sale of the Issuer. The Proposal is attached hereto as Exhibit A and filed under Item 7 of this Schedule 13D. This amendment is being made to report the submission of the Proposal to the Issuer and does not constitute the solicitation of any shareholder vote.

THIS AMENDMENT NO. 6 REFLECTS NO CHANGES IN THE PREVIOUSLY REPORTED HOLDINGS OF THE REPORTING PERSONS.

                                 AMENDMENT NO. 6
                                     TO THE
                                  SCHEDULE 13D

Item 1.  Security and Issuer

(a)      Class of Securities: Common Stock, par value $1.00 ("Common Stock")

(b) Issuer: Gyrodyne Company of America, Inc. 102 Flowerfield St. James, New York 11780


Item 2.  Identity and Background

(a-c and f) The persons  filing this  statement are Everest  Special  Situations
Fund L.P. ("Everest"), a Delaware limited partnership, Maoz Everest Fund Management Ltd. ("MEFM"), an Israeli company, Kellogg Capital Group, LLC ("Kellogg"), a New York limited liability company, Kellogg Group, LLC, a New York limited liability company ("Kellogg Group"), Elchanan Maoz, a citizen of Israel ("Maoz"), Mr. Charles K. Kellogg, a citizen of the United States and Ms. Lee Kellogg, a citizen of the United States. Everest, MEFM, Kellogg, Kellogg Group, Maoz, Mr. Charles K. Kellogg and Ms. Lee Kellogg are referred to herein collectively as the Reporting Person or Reporting Persons. The principal business address of Kellogg, Kellogg Group, Mr. Charles K. Kellogg and Ms. Lee Kellogg is 55 Broadway, 4th Flr, New York, NY 10006. Ms. Lee Kellogg is the principal of Kellogg Design Inc, an interior designer. The principal business address of Everest, Maoz and MEFM is Platinum House, 21 Ha'arba'a Street, Tel Aviv, 64739 Israel.


Each of Everest and Kellogg is primarily engaged in the business of investing in securities. The principal business of MEFM is acting as the general partner of Everest. The Kellogg Group is the sole interest holder of Kellogg. The name, business address, present principal occupation or employment and citizenship of each executive officer, director and or executive committee member of MEFM and Kellogg is set forth on Exhibit A hereto which is incorporated herein by reference. The Kellogg Group has no officers or directors.

Mr. Elchanan Maoz is the Chairman of Everest and the controlling stockholder, Chairman and Chief Executive Officer of MEFM. Charles K. Kellogg is a controlling member of the Kellogg Group and the Chief Executive Officer and a member of the Executive Committee of Kellogg. Ms. Lee Kellogg is a controlling member of Kellogg Group. Each of Mr. Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group is in a position to directly and indirectly determine the investment and voting decisions made by Kellogg. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg, except for their respective pecuniary interest therein. Each of Charles K. Kellogg, Ms. Lee Kellogg and the Kellogg Group disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest. Mr. Elchanan Maoz is in a position to directly and indirectly determine the investment and voting decisions made by MEFM, and consequently Everest. Mr. Elchanan Maoz disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Everest except for his pecuniary interest therein. Each of Mr. Elchanan Maoz, Everest and MEFM disclaim beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Kellogg.


The Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(d,e). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Reporting Persons' (if such Reporting Person is a corporation, particularly or similar entity) executive officers, directors (if any) or executive committee members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its or his being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer

(a) As of the close of business on May 20, 2005, the Reporting Persons may be deemed to own beneficially in the aggregate 92,296 shares of the Issuer's Common Stock, which constitutes approximately 7.6% of the outstanding shares of the Issuer's Common Stock (based upon the number of shares that were reported to be outstanding in the Issuer's Form 10-QSB for the fiscal quarter then ended January 31, 2005 filed on February 28, 2005). Mr. Elchanan Maoz by virtue of his status as a controlling stockholder of Maoz Everest Fund Management Ltd. ("MEFM"), the general partner of Everest, may be deemed to own beneficially the shares of the Issuer's Common Stock by Everest. Mr. Elchanan Maoz disclaims beneficial ownership of such shares of the Issuer's Common Stock except to the extent of his pecuniary interest therein. Kellogg Group, LLC ("Kellogg Group") as the sole member of Kellogg may be deemed to beneficially own the shares of the Issuer's Common Stock beneficially owned by Kellogg. Mr. Charles K. Kellogg and Ms. Lee Kellogg, by virtue of their status as controlling members of Kellogg Group, may be deemed to own beneficially the shares of the Issuer's Common Stock beneficially owned by Kellogg Group, and consequently Kellogg. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group disclaim beneficial ownership of such shares of the Issuer's Common Stock except to the extent of their pecuniary interest therein.s Common Stock except to the extent of their pecuniary interest therein.

(b) Each of Everest, MEFM and Kellogg, respectively, has the sole or shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares of which it is deemed to beneficially own. Mr. Charles K. Kellogg, Ms. Lee Kellogg and Kellogg Group may be deemed to share with Kellogg such powers with respect to the shares of the Issuer's Common Stock Kellogg beneficially owns. Mr. Elchanan Maoz may be deemed to share with MEFM such powers with respect to the shares of the Issuer's common stock MEFM beneficially owns.

(c) From the date of the last amendment to Schedule 13D filed February 9, 2005, there have been no changes in the holdings of the Reporting Persons.


(d) To the best of each of the Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock which the Reporting Persons may be deemed to own beneficially.

(e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit A: Letter from the Kellogg Capital Group, LLC to the Issuer dated May 17, 2005.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 23, 2005

EVEREST SPECIAL SITUATIONS FUND L.P.

By:      Maoz Everest
         Fund Management Ltd.,
         Its general partner


         By: /s/ ELCHANAN MAOZ
        -----------------------
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer


MAOZ EVEREST FUND MANAGEMENT LTD.

         By:/s/ ELCHANAN MAOZ
        -----------------------
         Name:    Elchanan Maoz
         Title:   Chairman and Chief Executive Officer


        /s/ ELCHANAN MAOZ
         ---------------------
         Elchanan Maoz



KELLOGG CAPITAL GROUP, LLC

         By: /s/ MATTHEW BRAND
        ----------------------------
         Name:    Matthew Brand
         Title:   Managing Director


KELLOGG GROUP, LLC

         By: /s/ MATTHEW BRAND
        ----------------------------
         Name:     Matthew Brand
         Title:   Managing Director



         /s/ CHARLES K. KELLOGG
         ----------------------------
         Charles K. Kellogg by Matthew Brand,
         Attorney in Fact



        /s/  LEE KELLOGG
        -----------------------------
        Lee Kellogg by Matthew Brand,
        Attorney in Fact

                                                                   EXHIBIT A

May 17, 2005

Peter Pitsiokos
Chief Operating Officer and Secretary
Gyrodyne Company of America, Inc.
102 Flowerfield
St. James, NY 11780

Dear Mr. Pitsiokos:

We have beneficially owned shares of Gyrodyne Company of America, Inc. ("Gyrodyne") valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of Gyrodyne's next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders of Gyrodyne request that an investment banking firm be promptly engaged to pursue a sale of the Company.

                              Supporting Statement

We believe Gyrodyne's shares trade at a significant discount to their intrinsic value because of the pending eminent domain taking by SUNY of a large part of Gyrodyne's major asset, the Flowerfield property. Given the uncertainty about
(1) when and how the eminent domain issue will be resolved (2) the amount and timing of the proceeds to be received from the taking and (3) whether management will be able to profitably invest the proceeds that would be paid for any taking, we think this is an appropriate time to hire an investment banker to find the highest and best bidder for the company.

If you believe the company should explore opportunities to maximize the value of your shares now, please vote FOR this proposal.

Very truly yours,



/s/ MATTHEW BRAND
Matthew Brand
Managing Director
Kellogg Capital Group, LLC